Exhibit 99.1

News Release

Suncor Energy reports third quarter 2025 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and derived from the company’s condensed consolidated financial statements which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. Production volumes are presented on a working-interest basis, before royalties, except for production values from the company's Libya operations, which are presented on an economic basis. Certain financial measures referred to in this news release (adjusted funds from operations, adjusted operating earnings, free funds flow and net debt) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s ownership of Fort Hills and interest in Syncrude.

Calgary, Alberta (November 4, 2025)

Third Quarter Highlights

•	Generated $3.8 billion in adjusted funds from operations and $2.3 billion in free funds flow.
•	Returned over $1.4 billion to shareholders, with $750 million in share repurchases and $700 million in dividends.
•	Achieved record refinery throughput of 492,000 barrels per day (bbls/d) and record quarterly refined product sales of 647,000 bbls/d.
•	Achieved record third quarter upstream production of 870,000 bbls/d, 41,000 bbls/d higher than third quarter 2024.
•	Asset utilization at record setting levels, with upgraders at 102% and refineries at 106%.
•	Revised 2025 guidance with increases to upstream production, refinery throughput and refined product sales.
•	Subsequent to the third quarter, the quarterly dividend per share increased by approximately 5% to $0.60 per share.

“Once again we achieved record quarterly results across our businesses, reflecting an unwavering commitment to operational excellence and high performance,” said Rich Kruger, President and Chief Executive Officer. “Our people continue to deliver shareholder value with a culture that every barrel and every dollar matters. Underpinned by our integrated business model, we are elevating overall performance and generating higher, more reliable, and more ratable free cash flow with less volatility and dependence on the external business environment.”

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Third Quarter Results

Financial Highlights	Q3	Q2	Q3
($millions, unless otherwise noted)	2025	2025	2024
Net earnings	1 619	1 134	2 020
Per common share(1) (dollars)	1.34	0.93	1.59
Adjusted operating earnings(2)	1 794	873	1 875
Per common share(1)(2) (dollars)	1.48	0.71	1.48
Adjusted funds from operations(2)	3 831	2 689	3 787
Per common share(1)(2) (dollars)	3.16	2.20	2.98
Cash flow provided by operating activities	3 785	2 919	4 261
Per common share(1) (dollars)	3.13	2.38	3.36
Capital and exploration expenditures(3)	1 439	1 649	1 467
Free funds flow(2)	2 347	981	2 232
Dividend per common share(1) (dollars)	0.57	0.57	0.55
Share repurchases per common share(4) (dollars)	0.62	0.61	0.64
Returns to shareholders(5)	1 438	1 447	1 480
Operating, selling and general expenses	3 270	3 163	3 055
Net debt(2)	7 147	7 673	7 968

	Q3	Q2	Q3
Operating Highlights	2025	2025	2024
Total upstream production (mbbls/d)	870.0	808.1	828.6
Refinery utilization (%)	106	95	105

(1)	Presented on a basic per share basis.
(2)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP Financial Measures section of this news release.
(3)	Excludes capitalized interest.
(4)	Calculated as the cost of share repurchases, excluding taxes paid on share repurchases, divided by the weighted average number of shares outstanding.
(5)	Includes dividends paid on common shares and repurchases of common shares; excludes taxes paid on common share repurchases.

Financial Results

Adjusted Operating Earnings Reconciliation(1)

	Q3	Q2	Q3
($millions)	2025	2025	2024
Net earnings	1 619	1 134	2 020
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	186	(461)	(123)
Unrealized loss (gain) on risk management activities	5	68	(28)
Write-down of equity investments	—	136	—
Income tax (recovery) expense on adjusted operating earnings adjustments	(16)	(4)	6
Adjusted operating earnings(1)	1 794	873	1 875

(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Non-GAAP Financial Measures section of this news release.

•	Suncor’s adjusted operating earnings were $1.794 billion ($1.48 per common share) in the third quarter of 2025, compared to $1.875 billion ($1.48 per common share) in the prior year quarter, as increased production and sales volumes as well as higher refinery margins largely offset lower upstream price realizations.
•	Net earnings were $1.619 billion ($1.34 per common share) in the third quarter of 2025, compared to $2.020 billion ($1.59 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the third quarter of 2025 and the prior year quarter were impacted by the items shown in the table above.
•	Adjusted funds from operations were $3.831 billion ($3.16 per common share) in the third quarter of 2025, compared to $3.787 billion ($2.98 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings.
•	Cash flow provided by operating activities, which includes changes in non-cash working capital, were $3.785 billion ($3.13 per common share) in the third quarter of 2025, compared to $4.261 billion ($3.36 per common share) in the prior year quarter.
•	Operating, selling and general (OS&G) expenses were $3.270 billion in the third quarter of 2025, compared to $3.055 billion in the prior year quarter, with the increase primarily due to increased share-based compensation expense, the impacts of higher production and sales volumes as well as higher commodity input costs. The underlying production costs remained flat despite higher production in both upstream and downstream.

Operating Results

	Q3	Q2	Q3
(mbbls/d, unless otherwise noted)	2025	2025	2024
Upstream
Total Oil Sands bitumen production	958.3	860.8	909.6
SCO and diesel production	571.2	468.0	543.2
Inter-asset transfers and consumption	(27.1)	(29.8)	(29.4)
Upgraded production – net SCO and diesel	544.1	438.2	513.8
Bitumen production	334.6	334.8	294.6
Inter-asset transfers	(66.5)	(24.6)	(32.4)
Non-upgraded bitumen production	268.1	310.2	262.2
Total Oil Sands production	812.2	748.4	776.0
Exploration and Production	57.8	59.7	52.6
Total upstream production	870.0	808.1	828.6
Upstream sales	887.2	812.8	834.6

Downstream
Refinery utilization (%)	106	95	105
Refinery crude oil processed	491.7	442.3	487.6
Refined product sales	646.8	600.5	612.3
•	Total Oil Sands bitumen production increased to 958,300 bbls/d, the highest quarter in company history, compared to 909,600 bbls/d in the prior year quarter, and included record quarterly production at Fort Hills and record third quarter production at Firebag.
•	The company’s net synthetic crude oil (SCO) production increased to a third quarter record of 544,100 bbls/d, compared to 513,800 bbls/d in the prior year quarter, as the company’s production mix benefitted from excellent upgrader reliability and improved planning and execution of maintenance activities, including the early completion of the Upgrader 1 coke drum replacement project.
•	Non-upgraded bitumen production increased to 268,100 bbls/d in the third quarter of 2025, compared to 262,200 bbls/d in the prior year quarter, with higher upgrader availability consuming more bitumen feedstock.
•	Exploration and Production (E&P) production increased to 57,800 bbls/d in the third quarter of 2025, compared to 52,600 bbls/d in the prior year quarter and included increased production at Hebron and the addition of production at White Rose, which restarted in the first quarter of 2025.
•	Record quarterly refinery throughput of 491,700 bbls/d with utilization of 106% surpassed the previous record of 487,600 bbls/d and 105%, respectively, achieved in the prior year period, due to continued strong operating performance and reliability through the current quarter.
•	Refined product sales increased to a quarterly record of 646,800 bbls/d, compared to 612,300 bbls/d in the prior year quarter, primarily due to higher refinery production, investment in retail growth, and by leveraging strategic partnerships, the company’s extensive domestic sales network, and export channels.

Corporate and Strategy Updates

•	Maintenance intervals extended. The combination of the new coke drums and reliability improvements have enabled Suncor to extend the Upgrader 1 turnaround interval from five to six years, with reduced maintenance required between turnarounds. At Fort Hills, primary separation cell outages are being extended from six month intervals to annual intervals. In the downstream, maintenance interval extensions are anticipated at the refineries as a result of recent maintenance activities and strategy. These changes translate into lower costs, higher utilization rates and more production between turnarounds.

Corporate Guidance Updates

Suncor has updated its 2025 corporate guidance ranges, previously updated on August 5, 2025, by increasing the following ranges:

•	Upstream production has increased from 810,000–840,000 bbls/d to 845,000–855,000 bbls/d.
•	Refinery throughput has increased from 435,000–450,000 bbls/d to 470,000–475,000 bbls/d.
•	Refinery utilization has increased from 93%–97% to 101%–102%.
•	Refined product sales have increased from 555,000–585,000 bbls/d to 610,000–620,000 bbls/d.
•	Business environment has been updated to reflect the current business environment as at November 4, 2025.

For further details and advisories regarding Suncor’s 2025 corporate guidance, see www.suncor.com/guidance.

Non-GAAP Financial Measures

Certain financial measures in this news release – namely adjusted funds from operations, adjusted operating earnings, free funds flow and net debt, and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Adjusted Operating Earnings

Adjusted operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses adjusted operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings are reconciled to net earnings in the news release above.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believe reduces comparability between periods.

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss) before income taxes	1 638	1 819	142	272	878	479	(441)	124	—	—	2 217	2 694
Adjustments for:
Depreciation, depletion, amortization and impairment	1 261	1 324	161	191	275	247	34	29	—	—	1 731	1 791
Accretion	126	131	16	17	3	2	—	—	—	—	145	150
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	186	(123)	—	—	186	(123)
Change in fair value of financial instruments and trading inventory	(122)	(78)	(30)	(8)	62	(21)	—	—	—	—	(90)	(107)
(Gain) loss on disposal of assets	—	(9)	—	—	(16)	(3)	(1)	1	—	—	(17)	(11)
Loss on extinguishment of long-term debt	—	—	—	—	—	—	—	26	—	—	—	26
Share-based compensation	59	26	3	2	30	12	89	25	—	—	181	65
Settlement of decommissioning and restoration liabilities	(107)	(93)	(16)	(3)	(24)	(18)	—	—	—	—	(147)	(114)
Other	45	45	3	—	8	3	(19)	(11)	—	—	37	37
Current income tax expense	—	—	—	—	—	—	—	—	(412)	(621)	(412)	(621)
Adjusted funds from (used in) operations	2 900	3 165	279	471	1 216	701	(152)	71	(412)	(621)	3 831	3 787
Change in non-cash working capital											(46)	474
Cash flow provided by operating activities											3 785	4 261

			Exploration and		Refining and		Corporate and
Nine months ended September 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss) before income taxes	4 157	4 982	465	742	1 927	2 186	(608)	(813)	—	—	5 941	7 097
Adjustments for:
Depreciation, depletion, amortization and impairment	3 708	3 744	499	545	792	727	104	87	—	—	5 103	5 103
Accretion	374	386	48	50	10	8	—	—	—	—	432	444
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(289)	200	—	—	(289)	200
Change in fair value of financial instruments and trading inventory	25	(118)	(2)	10	17	45	—	—	—	—	40	(63)
Gain on disposal of assets	—	(9)	—	—	(16)	(3)	(1)	(1)	—	—	(17)	(13)
Loss on extinguishment of long-term debt	—	—	—	—	—	—	—	26	—	—	—	26
Share-based compensation	(20)	(102)	(2)	8	(6)	(46)	(88)	(71)	—	—	(116)	(211)
Settlement of decommissioning and restoration liabilities	(272)	(290)	(30)	(23)	(51)	(36)	—	—	—	—	(353)	(349)
Other	137	123	3	4	60	19	96	24	—	—	296	170
Current income tax expense	—	—	—	—	—	—	—	—	(1 472)	(2 051)	(1 472)	(2 051)
Adjusted funds from (used in) operations	8 109	8 716	981	1 336	2 733	2 900	(786)	(548)	(1 472)	(2 051)	9 565	10 353
Change in non-cash working capital											(705)	524
Cash flow provided by operating activities											8 860	10 877

Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

			Exploration and		Refining and		Corporate and
Three months ended September 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Adjusted funds from (used in) operations	2 900	3 165	279	471	1 216	701	(152)	71	(412)	(621)	3 831	3 787
Capital expenditures including capitalized interest	(998)	(967)	(182)	(281)	(290)	(295)	(14)	(12)	—	—	(1 484)	(1 555)
Free funds flow (deficit)	1 902	2 198	97	190	926	406	(166)	59	(412)	(621)	2 347	2 232

			Exploration and		Refining and		Corporate and
Nine months ended September 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Adjusted funds from (used in) operations	8 109	8 716	981	1 336	2 733	2 900	(786)	(548)	(1 472)	(2 051)	9 565	10 353
Capital expenditures including capitalized interest	(2 856)	(3 399)	(620)	(652)	(832)	(838)	(29)	(24)	—	—	(4 337)	(4 913)
Free funds flow (deficit)	5 253	5 317	361	684	1 901	2 062	(815)	(572)	(1 472)	(2 051)	5 228	5 440

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt and long-term debt (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	September 30	December 31
($millions, except as noted)	2025	2024
Short-term debt	—	—
Current portion of long-term debt	1 480	997
Long-term debt	8 611	9 348
Total debt	10 091	10 345
Less: Cash and cash equivalents	2 944	3 484
Net debt	7 147	6 861
Shareholders’ equity	45 163	44 514
Total debt plus shareholders’ equity	55 254	54 859
Total debt to total debt plus shareholders’ equity (%)	18.3	18.9
Net debt to net debt plus shareholders’ equity (%)	13.7	13.4

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this news release include references to: Suncor's strategy, focus, goals and priorities and the expected benefits therefrom, including the anticipated benefits from the extension of maintenance intervals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated February 26, 2025, Suncor’s Report to Shareholders for the Third Quarter of 2025 dated November 4, 2025, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available by referring to suncor.com/FinancialReports or on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

To view a full copy of Suncor’s third quarter 2025 Report to Shareholders and the financial statements and notes (unaudited), visit Suncor's profile on sedarplus.ca or sec.gov or visit Suncor’s website at suncor.com/financialreports.

To listen to the conference call discussing Suncor's third quarter results, visit suncor.com/webcasts. The event will be archived for 90 days.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com.

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